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                                                                    EXHIBIT 23.1

                         INDEPENDENT AUDITORS' CONSENT



The Board of Directors
Volterra Semiconductor Corporation:

We consent to the use of our report dated February 24, 2004, except as to Note 12 which is as of May 17, 2004, with respect to the consolidated balance sheets of Volterra Semiconductor Corporation and subsidiaries (the Company) as of December 31, 2002 and 2003, and the related consolidated statements of operations, convertible preferred stock and stockholders' deficit, and cash flows for each of the years in the three-year period ended December 31, 2003, included herein and to the reference to our firm under the heading "Experts" in the prospectus.

/s/ KPMG LLP

Mountain View, California
May 18, 2004